Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in Thousands)

	Predecessor Company			Reorganized Company				Successor Company
			Nine Months	Three Months		January 1,	Nine Months	October 17,	Nine Months
	Year Ended	Year Ended	ended	ended	Year Ended	2005 to	Ended	2005 to	Ended
	December 31,	December 31,	September 30,	December 31,	December 31,	October 16,	September 30,	December 31,	September 30,
	2001	2002	2003	2003	2004	2005	2005	2005	2006
Pretax (loss) income from operations (a)	$(8,992)	$(123,183)	$(8,500)	$(33)	$32,883	$16,036	$33,246	$(895)	$27,268

Fixed charges:
Interest expense	24,465	19,176	10,300	1,344	4,712	4,164	3,934	5,556	19,256
Financing costs amortization	1,475	3,159	1,653	—	—	—	—	308	1,132
Interest portion of rental expense (b)	1,871	2,170	1,251	324	1,158	887	845	239	1,028

Total fixed charges	27,811	24,505	13,204	1,668	5,870	5,051	4,779	6,103	21,416

Earnings (loss) before income taxes and fixed charges	$18,819	$(98,678)	$4,704	$1,635	$38,753	$21,087	$38,025	$5,208	$48,684

Ratio of earning to fixed charges (c)	n/a	n/a	n/a	n/a	6.6	4.2	8.0	n/a	2.3

Earnings Deficiency (d)	$8,992	$123,183	$8,500	$33	$—	$—	$—	$895	$—

(a) For this purpose, earnings include pre-tax income from continuing operations before adjustments for minority interests in consolidated subsidiaries and income or loss from equity investees.

(b) The Company uses one-third of rental expense as an estimation of interest within rental expense.

(c) The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges.

(d) The deficiencies for the periods where earnings were inadequate to cover fixed charges are noted in the schedule above.